For Immediate Release

Nordion announces Phase III clinical trial to evaluate TheraSphere® in treatment of unresectable hepatocellular carcinoma

Trial to evaluate safety and efficacy of TheraSphere when added to standard kinase inhibitor therapy

OTTAWA, CANADA – March 23, 2011 – Nordion Inc. (TSX: NDN) (NYSE: NDZ), a leading provider of products and services to the global health science market, today announced that it has received U.S. Food and Drug Administration (FDA) approval to conduct a Phase III clinical trial for TheraSphere® under an Investigational Device Exemption (IDE).  The trial will examine the safety and effectiveness of TheraSphere when the treatment is added to standard kinase inhibitor therapy in patients with unresectable hepatocellular carcinoma (HCC), the most common form of inoperable primary liver cancer.

The trial, known as the STOP-HCC study, is a randomized Phase III clinical trial that will take place at up to 40 sites around the world, and will enrol approximately 400 patients. The Principal Investigator is Dr. Riad Salem, Professor of Radiology, Medicine and Surgery and Director, Interventional Oncology at Northwestern University in Chicago, IL.

The two-arm trial will examine a number of safety and efficacy endpoints.  In one arm, patients will undergo yttrium-90 (Y-90) radioembolization treatment with TheraSphere prior to receiving standard kinase inhibitor therapy, while in the other arm only the standard kinase inhibitor therapy will be used. The Company intends to design the trial to comply with all FDA and institutional review board requirements in the U.S. and to meet all relevant regulatory requirements for the study of an investigational device in other countries.

“Nordion worked closely with many investigators (medical and radiation oncologists, hepatologists, transplant surgeons, interventional radiologists) to develop this trial, which will evaluate whether TheraSphere provides an added benefit to kinase inhibitor therapy,” said Dr. Salem.  “Since these therapies have different mechanisms of action, the study aims to demonstrate an added effect.”

According to GLOBOCAN 2008, a publication of the International Agency for Research on Cancer, primary liver cancer is the third most common cause of death from cancer. The majority of cases occur in people aged 45 or older. The overall five-year survival rate following diagnosis is low, highlighting an unmet medical need in treating this disease.

“Nordion is committed to working with the medical community to collect data to determine whether TheraSphere provides significant added benefit to HCC patients being treated with standard kinase inhibitor therapy,” said Dr. Peter Covitz, Nordion’s Senior Vice-President of Innovation. “This Phase III trial will advance our understanding of clinical applications for TheraSphere, and will evaluate its potential benefit in this setting.”

About TheraSphere
TheraSphere is a liver cancer therapy that consists of millions of small glass beads (20 to 30 micrometers in diameter) containing radioactive yttrium-90 (Y-90). The product is injected by physicians into the main artery of the patient’s liver through a catheter, which allows the treatment to be delivered directly to the tumour via blood vessels.

TheraSphere is cleared by the U.S Food and Drug Administration (FDA) under a Humanitarian Device Exemption (HDE). HDE approvals are based on demonstrated safety and probable clinical benefit. However, effectiveness of the indication for use has not been established.

TheraSphere treatment can generally be administered on an outpatient basis and does not usually require an overnight hospital stay. TheraSphere, 100% reimbursed by Medicare and many commercial health insurers, is used to treat patients with unresectable hepatocellular carcinoma (HCC) and can be used as a bridge to surgery or transplantation in these patients. It can also be used to treat primary liver cancer patients with portal vein thrombosis.

Common side effects include mild to moderate fatigue, pain and nausea for about a week. Physicians describe these symptoms as similar to those of the flu. Some patients experience some loss of appetite and temporary changes in several blood tests. For details on rare or more severe side effects, please refer to the TheraSphere package insert at www.nordion.com/therasphere.

About Nordion Inc.
Nordion Inc. (TSX: NDN) (NYSE: NDZ) is a global specialty health science company that provides market-leading products used for the prevention, diagnosis and treatment of disease. We are a leading provider of medical isotopes, targeted therapies and sterilization technologies that benefit the lives of millions of people in more than 60 countries around the world. Our products are used daily by pharmaceutical and biotechnology companies, medical-device manufacturers, hospitals, clinics and research laboratories. Nordion has more than 600 highly skilled employees in four locations. Find out more at www.nordion.com.

Forward Looking Statements
Certain statements contained in this news release constitute "forward-looking statements". These statements are based on current beliefs and assumptions of management, however are subject to known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from the forward-looking statements in this news release. For additional information with respect to certain of these beliefs, assumptions, risks and uncertainties, please refer to Nordion’s Annual Information Form for fiscal 2010 available on SEDAR at www.sedar.com and on EDGAR on www.sec.gov.

CONTACTS:
MEDIA:
Shelley Maclean
(613) 592-3400 x. 2414
shelley.maclean@nordion.com

Kirsten Fallon
Schwartz Communications
(781) 684-0770
Nordion@Schwartzcomm.com

INVESTORS:
Ana Raman
(613) 595-4580
investor.relations@nordion.com

SOURCE: Nordion